Buffer Notes Based on Shares of the SPDR® Gold Trust
due February 21, 2014
Citigroup Funding Inc.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

February 15, 2012

Filed Pursuant to Rule 424(b)(2)
Registration Statement Nos. 333-172554 and 333-172554-01

PRICING SUPPLEMENT NO. 2012—MTNDG0188 DATED FEBRUARY 15, 2012
(TO PROSPECTUS SUPPLEMENT DATED MAY 12, 2011 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based on Shares of the SPDR® Gold Trust due February 21, 2014
$1,000 per Note
Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed by Citigroup Inc.

¾	The notes will mature on February 21, 2014. We will not make any payments on the notes prior to maturity.

¾	The stated principal amount and issue price is $1,000 per note. The minimum investment amount for any investor is $50,000.

¾
Your payment at maturity will be based on the percentage change in the closing price of shares of the SPDR® Gold Trust (which we refer to as the “underlying shares”) from the date on which the notes priced for initial sale to the public (which we refer to as the “pricing date”) to February 18, 2014, subject to postponement for non-trading days and market disruption events (which we refer to as the “valuation date”).  Your payment at maturity will equal, for each note you then hold:

¾
If the closing price of one underlying share on the valuation date (which we refer to as the “ending share price”) is greater than the closing price of one underlying share on the pricing date (which we refer to as the “starting share price”), the $1,000 stated principal amount plus the product of (i) $1,000, (ii) the percentage change from the starting share price to the ending share price (which we refer to as the “share return percentage”) and (iii) the upside participation rate of 200%.  However, in no event will the payment at maturity exceed the maximum payment at maturity of $1,320 per note (132% of the stated principal amount).

¾
If the ending share price is less than or equal to the starting share price but has decreased from the starting share price by an amount less than or equal to the buffer amount of 10%, the $1,000 stated principal amount.

¾
If the ending share price is less than the starting share price and has decreased from the starting share price by an amount greater than the buffer amount of 10%, the product of (i) $1,000 and (ii)(a) the ending share price divided by the starting share price plus (b) the buffer amount of 10%.  Thus, if the ending share price is less than 90% of the starting share price (regardless of the closing price of the underlying shares at any other time during the term of the notes), your payment at maturity will be less than the $1,000 stated principal amount per note.

¾	At maturity you could receive an amount per note that is up to 90% less than the stated principal amount of the notes. All payments on the notes are subject to the credit risk of Citigroup Inc.

¾
The SPDR® Gold Trust is an investment trust that holds gold bars.  The objective of the SPDR® Gold Trust is for the underlying shares to reflect the performance of the price of gold bullion, less the trust’s expenses.  However, investing in the notes is not equivalent to investing directly in either the underlying shares or gold.  See “Risk Factors Relating to the Notes—The Closing Price of the Underlying Shares May Not Correlate With the Price of Gold Because of Fees Charged By the Trust And For Other Reasons.”

¾	The notes will not be listed on any exchange.

¾	The CUSIP for the notes is 1730T0VX4. The ISIN for the notes is US1730T0VX44.

Investing in the notes involves risks not associated with an investment in conventional debt securities.  See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc.  Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company.  The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding Inc. and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The return of the stated principal amount of the notes at maturity is not guaranteed.  The notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$ 1,000.00	$ 1,960,000.00
Underwriting Fee	$ 12.50(1)	$ 24,500.00
Proceeds to Citigroup Funding Inc.	$ 987.50	$ 1,935,500.00
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of $12.50 for each $1,000 note sold in this offering.  From this underwriting fee, Citigroup Global Markets Inc. will pay certain dealers, including broker-dealers affiliated with Citigroup Global Markets Inc., a selling concession of $12.50 for each $1,000 Note they sell. Citigroup Global Markets Inc. will pay the Registered Representatives of Citigroup Global Markets Inc. a sales commission of $12.50 for each $1,000 Note they sell.  Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about February 21, 2012.
Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

KEY TERMS
Issuer:	Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding Inc.’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is up to 90% less than the stated principal amount of each note

Aggregate principal amount:	$1,960,000
Stated principal amount:	$1,000 per note (subject to a minimum investment of $50,000)
Issue price:	$1,000 per note
Interest:	None
Pricing date:	February 15, 2012
Issue date:	February 21, 2012
Valuation date:	February 18, 2014, subject to postponement for non-trading days and market disruption events
Maturity date:	February 21, 2014
Underlying shares:	Shares of the SPDR® Gold Trust
Payment at maturity per note:
■    If the ending share price is greater than the starting share price:
$1,000 + ($1,000 × share return percentage × upside participation rate)
However, in no event will this amount exceed the maximum payment at maturity.

■    If the ending share price is less than or equal to the starting share price but has decreased from the starting share price by an amount less than or equal to the buffer amount of 10%:
$1,000

■    If the ending share price is less than the starting share price and has decreased from the starting share price by an amount greater than the buffer amount of 10%:
$1,000 × [(ending share price / starting share price) + 10%]
This amount will be less than the stated principal amount per note, and possibly as low as $100 per note.

Starting share price:	$168.09, the closing price of one underlying share on the pricing date
Ending share price:	The closing price of one underlying share on the valuation date
Maximum payment at maturity per note:	$1,320 (132% of the stated principal amount)
Buffer amount:	10%
Upside participation rate:	200%
Share return percentage:	(ending share price – starting share price) / starting share price
CUSIP:	1730T0VX4
ISIN:	US1730T0VX44
Listing:	The securities will not be listed on any securities exchange.
Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-7.
Calculation agent:	Citigroup Global Markets Inc.
Trustee:	The Bank of New York Mellon (as successor trustee under an indenture dated June 1, 2005)
Clearing and settlement:	DTC

SUMMARY INFORMATION—Q&A
What Are the Notes?

The Buffer Notes Based on Shares of the SPDR® Gold Trust due February 21, 2014, or the notes, are investments linked to the performance of shares of the SPDR® Gold Trust (which we refer to as the “trust”).  We refer to shares of the trust as the “underlying shares.”  The notes offer a potential return at maturity based on an enhanced upside participation in any increase in the closing price of the underlying shares from the pricing date to the valuation date, subject to the maximum payment at maturity, while also providing protection against a decline of 10% or less in the closing price of the underlying shares from the pricing date to the valuation date and a limited buffer against a decline of more than 10% in the closing price of the underlying shares from the pricing date to the valuation date (in each case, as measured solely on those two dates).  The notes do not pay periodic interest or dividends.  The return on the notes will be based upon the closing price of one underlying share on the valuation date.  At maturity, you could receive an amount that is up to 90% less than the $1,000 stated principal amount per note.

At maturity you will receive for each note you hold a maturity payment, which may be greater than, equal to or less than the stated principal amount of the notes, based on the percentage change in the closing price of one underlying share from the pricing date to the valuation date (as measured solely on those two dates).  We refer to the closing price of one underlying share on the pricing date as the “starting share price,” which is $168.09.  We refer to the closing price of one underlying share on the valuation date as the “ending share price.”  We refer to the percentage change from the starting share price to the ending share price as the “share return percentage.”

•
If the ending share price is greater than the starting share price, your payment at maturity per note will equal the $1,000 stated principal amount plus the product of (i) $1,000, (ii) the share return percentage and (iii) the upside participation rate of 200%.  However, in no event will the payment at maturity exceed the maximum payment at maturity of $1,320 per note (132% of the stated principal amount).

•
If the ending share price is less than or equal to the starting share price but has decreased from the starting share price by an amount less than or equal to the buffer amount of 10%, your payment at maturity per note will equal the $1,000 stated principal amount.

•
If the ending share price is less than the starting share price and has decreased from the starting share price by an amount greater than the buffer amount of 10%, your payment at maturity per note will equal the product of (i) $1,000 and (ii)(a) the ending share price divided by the starting share price plus (b) the buffer amount of 10%.  Thus, if the ending share price is less than 90% of the starting share price (regardless of the closing price of the underlying shares at any other time during the term of the notes), your payment at maturity will be less than the $1,000 stated principal amount per note, and possibly as low as $100 per note.

The notes will mature on February 21, 2014 and do not provide for earlier redemption by you or by us.  The pricing date is February 15, 2012.  The valuation date will be February 18, 2014, subject to postponement for non-trading days and market disruption events.  The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. (“Citigroup Funding”), the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed.  All payments on the notes are subject to the credit risk of Citigroup Inc.  Each note represents a stated principal amount of $1,000.

You may transfer the notes only in units of $1,000 and integral multiples of $1,000.  You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances.  Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee.  Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors.  Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC.  You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

No.  We will not make any periodic payments of interest on the notes.  You should carefully consider whether an investment that does not provide for periodic interest payments is appropriate for you.

Is There a Possibility of Loss of Principal?

Yes.  If the ending share price is less than 90% of the starting share price, your payment at maturity will be less than the $1,000 stated principal amount per note, and you may receive as little as $100 per note.  This will be true even if the closing price of the underlying shares exceeds the starting share price at one or more times other than the valuation date during the term of the notes.  Even if the ending share price is greater than the starting share price, the total yield on the notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.  You should refer to “Risk Factors Relating to the Notes—Potential for a Lower Comparative Yield” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For examples of hypothetical maturity payments, see “Description of the Notes—What You Could Receive at Maturity—Hypothetical Payment at Maturity Graph” in this pricing supplement.

What Is the Trust and What Is Its Objective?

Unless otherwise stated, all information on the trust and the underlying shares provided in this pricing supplement is derived from publicly available sources. The trust issues the underlying shares, which represent units of fractional undivided beneficial interest in and ownership of the trust.  The objective of the trust is for the underlying shares to reflect the performance of the price of gold bullion, less the trust’s expenses.  World Gold Trust Services, LLC is the sponsor of the trust, BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the trust, HSBC Bank USA, N.A. is the custodian of the trust and State Street Global Markets, LLC is the marketing agent of the trust.  While the sponsor generally oversees the performance of the trustee, the trustee is generally responsible for the day-to-day administration of the trust.  For more information on the SPDR® Gold Trust, see “Description of the SPDR® Gold Trust” in this pricing supplement.

Is an Investment in the Notes the Same as an Investment in Gold?

No.  Investing in the notes is not the same as investing in gold.  Furthermore, an investment in the notes is not the same as a direct investment in the underlying shares.  For example, unlike an investment in gold or the underlying shares:

¾	All payments on the notes are subject to the credit risk of Citigroup Inc. You may lose some or all of your investment if we and Citigroup Inc. default on our obligations under the notes.
¾	The notes will not be listed on any securities exchange, such that the notes may be a significantly less liquid investment than an investment in gold or the underlying shares.
¾	The payment on the notes will never exceed the maximum payment at maturity, regardless of how significantly the price of gold or the underlying shares appreciates.
¾
The notes are linked to the underlying shares, not to the spot price of gold, and the performance of the underlying shares may differ from the performance of the spot price of gold because, among other reasons, the performance of the underlying shares will reflect the expenses of the trust.

The foregoing list is not a complete list of the ways in which an investment in the notes differs from a direct investment in gold or the underlying shares.  There are a number of different ways of obtaining investment exposure to gold, including buying gold directly; buying futures or options contracts on gold; investing in the underlying shares; and investing in the notes.  Each way is subject to a unique set of risks and rewards.  You should carefully weigh the risks and rewards presented by an investment in the notes against the risks and rewards of alternative ways of obtaining investment exposure to gold.

How Have the Underlying Shares Performed Historically?

We have provided a table showing the published high, low and end-of-period closing prices of the underlying shares for each quarter in the period from January 3, 2007 through February 15, 2012, as well as a graph showing the daily closing prices of the underlying shares on each day such closing prices were available from January 3, 2007 through February 15, 2012. You can find the table and the graph in the section “Historical Data on the Underlying Shares” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the underlying shares in recent years. However, past performance is not indicative of how the underlying shares will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Each holder, by purchasing the notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.  There is uncertainty regarding this tax treatment and the Internal Revenue Service (the “IRS”) or a court might not agree with it.  Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Tax

Considerations” in this pricing supplement, the following U.S. federal income tax consequences should result under current law:

•	A U.S. holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange.

•
Upon sale, exchange or settlement of the notes at maturity, a U.S. holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. holder’s tax basis in the notes.  Subject to the discussion in “United States Federal Tax Considerations – Potential Application of the Constructive Ownership Rules” concerning the potential application of the “constructive ownership” rules under Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), any gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year.

Under current law, non-U.S. holders generally will not be subject to U.S. federal withholding or income tax with respect to amounts received on the sale, exchange or settlement of the notes.  Special rules apply to non-U.S. holders whose gain on the notes is effectively connected with the conduct of a U.S. trade or business or who are individuals present in the United States for 183 days or more in a taxable year.

In addition, in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should read the discussion under “United States Federal Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Securities Exchange?

The notes will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.  Citigroup Funding is a wholly owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets Inc. (“Citigroup Global Markets”), is the underwriter for the offering and sale of the notes.  After the initial offering, Citigroup Global Markets and/or other of our affiliated dealers may, but are not obligated, to buy the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution; Conflicts of Interest” in this pricing supplement and the accompanying prospectus supplement and prospectus.  However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Citigroup Global Markets will also act as calculation agent for the notes.  As calculation agent, Citigroup Global Markets will make determinations with respect to the notes.  You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity may involve trading in the underlying shares and/or in instruments, such as options, swaps or futures, related to the underlying shares and/or gold. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” and “Risk Factors Relating to the Notes—Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes” in this pricing supplement, “Risk Factors—Citigroup

Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts (which we call “Plans”), will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.  However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity.  Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the notes pay no interest and your payment at maturity will be based on the percentage change in the closing price of one underlying share from the pricing date to the valuation date (as measured solely on those two dates), an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the closing price of the underlying shares and other events that are difficult to predict and beyond our control.

The Notes Do Not Pay Interest, and You May Lose up to 90% of the Stated Principal Amount

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and provide a minimum payment at maturity of only 10% of the stated principal amount of the notes, subject to the credit risk of Citigroup Inc. If the ending share price is less than 90% of the starting share price, you will receive for each note that you hold a payment at maturity that is less than the stated principal amount by an amount proportionate to the decline in the closing price of the underlying shares from the pricing date to the valuation date (as measured solely on those two dates) in excess of the buffer amount of 10%. Thus, you may lose up to 90% of the stated principal amount of each note.

Appreciation Potential of the Notes Is Limited by the Maximum Payment at Maturity

The appreciation potential of the notes is limited by the maximum payment at maturity of $1,320 per note, or 132% of the stated principal amount. Although the upside participation rate provides 200% exposure to any increase in the ending share price over the starting share price, because the payment at maturity will be limited to 132% of the stated principal amount for the notes, any increase in the ending share price over the starting share price by more than 16% of the starting share price will not increase the return on the notes.

Volatility of the Underlying Shares

Historically, the price of the underlying shares has been volatile. From January 3, 2007 through February 15, 2012, the closing price of the underlying shares has been as low as $60.14 and as high as $184.59. The volatility of the price of the underlying shares may result in your receiving at maturity an amount less than the stated principal amount of each note, and possibly as low as $100 per note, even if the closing price of the underlying shares is greater than the starting share price on one or more dates other than the valuation date during the term of the notes.

Potential for a Lower Comparative Yield

The notes do not pay any periodic interest. As a result, if the ending share price does not increase sufficiently from the starting share price, taking into account the upside participation rate, the effective yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

The Market Price of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in the secondary market and the price at which Citigroup Global Markets may be willing to purchase the notes in the secondary market, including: the price and volatility (frequency and magnitude of changes in value or price) of the underlying shares or gold, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the underlying shares, gold, or equities or commodities markets generally, and that may affect the closing price of the underlying shares or gold, interest and yield rates in the market, time remaining until the notes mature and any actual or anticipated changes in the credit ratings or credit spreads of Citigroup Inc.  The price of the underlying shares may be, and has recently been, extremely volatile, and we can give you no assurance that this volatility will lessen.  See “Historical Data on the Underlying Shares” below.  You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on the ability of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the notes, to pay all amounts due on the notes at maturity, and, therefore, investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. The notes are not guaranteed by any other entity. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the notes.

Investing in the Notes Exposes Investors to Risks Associated With Investing in Gold

Because the investment objective of the trust is for the underlying shares to reflect the performance of the price of gold bullion (less the expenses of the trust), the notes are subject to risks applicable to an investment in gold.  Investments based on the price of a single commodity, such as gold, are considered speculative.  The price of gold has fluctuated widely over the past several years.  The price of gold is significantly affected by the global demand for and supply of gold, which is influenced by factors such as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia.  The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, investment and trading activities of hedge funds and commodity funds and global or regional economic, financial, political, regulatory, judicial or other events.

In particular, you should understand that the price of gold may be inversely correlated with the strength or weakness of the U.S. dollar relative to other currencies.  If the U.S. dollar generally strengthens relative to other currencies and all other conditions remain constant, the price of gold may be expected to decline.  However, you should also understand that many factors other than the value of the U.S. dollar affect the price of gold and that, at numerous times in the past, the price of gold and the value of the U.S. dollar have declined at the same time.  Accordingly, gold may not be an effective hedge against depreciation of the U.S. dollar.

If gold markets continue to be subject to sharp fluctuations, this may result in a significant loss on the notes.  Gold markets have historically experienced extended periods of flat or declining prices, in addition to sharp fluctuations.  In the event that the price of gold declines over the term of the notes, you may experience a significant loss on your investment in the notes.

The Closing Price of the Underlying Shares May Not Correlate With the Price of Gold Because of Fees Charged By the Trust and For Other Reasons

The performance of the underlying shares may not exactly replicate the performance of the price of gold due to the fees and expenses charged by the trust or restrictions on access to gold due to other circumstances. The trust does not generate any income and the trust regularly sells gold to pay for its ongoing expenses irrespective of whether the price of the underlying shares rises or falls in response to changes in the price of gold. The sale of the trust’s gold to pay expenses at a time of low gold prices could adversely affect the value of the notes. Further, investors should be aware that a gradual decline in the amount of gold represented by each underlying share will occur regardless of whether the price of the underlying shares rises or falls in response to changes in the price of gold.

Because the notes are linked to the underlying shares and not directly to the price of gold, investors in the notes are subject to risks relating to the trust, such as the risk of mismanagement of the trust, insolvency of the custodian that holds the gold on behalf of the trust and any liabilities that may arise against the trust.  Additionally, there is a risk that part or all of the trust’s gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster or otherwise, and that the trust’s sources of recovery upon the occurrence of such an event may be limited.

Moreover, there may be a discount or premium in the price of the underlying shares relative to the net asset value (the “NAV”) of the trust due, in part, to non-concurrent trading hours between the primary gold futures exchanges and NYSE Arca, Inc. (the “NYSE Arca”), the primary U.S. exchange for the underlying shares.  Liquidity in the global gold market may be reduced after the close of such gold futures exchanges and trading spreads, and the resulting premium or discount, on the underlying shares may widen.  For more information on the calculation of the NAV, see “Description of the SPDR® Gold Trust” below.

For all of the foregoing reasons, the performance of the trust over the term of the notes may not correlate with the performance of the return on gold over the same period. Consequently, the return on the notes will not be the same as investing directly in the trust, gold or other exchange-traded or over-the-counter instruments based on gold.

Substantial Sales of Gold By the Official Sector Could Adversely Affect the Value of the Notes

The official sector consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets.  The official sector holds a significant amount of gold, most of which is static, meaning it is held in vaults and not bought, sold, leased, swapped or otherwise mobilized in the open market.  Several central banks have sold portions of their gold over the past 10 years, with the result that the official sector, taken as a whole, has been a net supplier to the open market.  Most of these sales have been done in a coordinated manner under the terms of the Central Bank Gold Agreement, under which certain central banks agree to limit their level of gold sales and lending.  In the event that future economic, political or social conditions or other pressures require official sector members to liquidate their gold assets all at once or in an uncoordinated manner, the supply could overwhelm the demand.  As a result, the price of gold could significantly decline and adversely affect the price of the underlying shares and  the value of the notes.

Economic or Political Events or Crises May Motivate Large-scale Sales of Gold

Investors, institutions, governments and others purchase and sell gold as a hedge against inflation, market turmoil or uncertainty or political events. Under such circumstances, significant large-scale purchases or sales of gold by market participants may affect the price of gold, which could adversely affect the value of your notes. Crises in the future may impair gold’s price performance which would, in turn, adversely affect the closing price of the underlying shares and your investment in the notes.

Holders of the Notes Will Not Benefit from the Regulatory Protections of the Commodity Futures Trading Commission

The notes are our direct obligations. The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell futures contracts or options on futures contracts on gold for the benefit of the holders of notes. An investment in the notes does not constitute an investment in futures contracts or options on futures contracts, and holders of the notes will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) afforded to persons who trade in such contracts.  Unlike an investment in the notes, an investment in a collective investment vehicle that invests in futures contracts on gold on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a “commodity pool operator” (“CPO”), or qualify for an exemption from the registration requirement. Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a CPO, and holders of the notes will not benefit from the CFTC’s regulatory protections afforded to persons who invest in regulated commodity pools.

Possible Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes

U.S. regulatory agencies are currently considering and are expected to soon enact rules that may substantially affect the regulation of the commodity and futures markets. Although the final form of any new rules has not yet been determined, it is likely that such rules will limit the ability of market participants to participate in the commodity and futures markets to the extent and at the levels that they have in the past and may have the effect of reducing liquidity in these markets and changing the structure of the markets in other ways. In addition, these regulatory changes will likely increase the level of regulation of markets and market participants and the costs of participating in the commodities and futures markets. These changes could adversely affect the price of gold, which would in turn adversely affect the return on and the value of your notes.

Investors May Be Subject to Risks Associated With the London Bullion Market Association

The underlying shares are closely linked to gold, which is traded on the London Bullion Market Association (the “LBMA”). Investments in notes linked to the value of commodities that are traded on non-U.S. exchanges involve risks associated with the markets in those countries, including risks of volatility in those markets and governmental intervention in those markets.

The NAV of the trust will be determined by reference to fixing prices of gold reported by the LBMA, and the closing price of the underlying shares is significantly influenced by the NAV of the trust. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals’ market which operates in a manner more closely analogous to an over-the-counter physical commodity market than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA which would otherwise restrict fluctuations in the prices of LBMA contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Termination of the Trust Could Affect Adversely the Value of the Notes

The trust may be required to terminate and liquidate under certain circumstances.  If it does so, the calculation agent will determine the payment at maturity on the notes in accordance with the provisions set out under “—Delisting or Suspension of Trading in the Underlying Shares; Termination of the Trust; Alteration of Method of Calculation” below.  The termination and liquidation of the trust may have an adverse affect on the payment at maturity.

You Will Have No Rights Against the Trust or the Trustee, the Sponsor or the Custodian of the Trust

You will have no rights against the trust or the trustee, the sponsor, the custodian or the marketing agent of the trust even though your payment at maturity will depend upon the closing price of the underlying shares on the valuation date. The trust and the trustee, the sponsor, the custodian and the marketing agent of the trust are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Shares

Investing in the notes is not equivalent to investing in the underlying shares.  Investors in the notes will not have voting rights, rights to receive distributions or any other rights with respect to the underlying shares.

The Anti-Dilution Adjustments Do Not Cover Every Event That Could Affect the Underlying Shares

Citigroup Global Markets, as calculation agent, will adjust the starting share price for certain events affecting the underlying shares. However, the calculation agent will not make an adjustment for every event that could affect the underlying shares. If an event occurs that does not require the calculation agent to adjust the amount payable at maturity, the market price of the notes and the amount payable at maturity may be materially and adversely affected.  See “Description of the Notes—Anti-Dilution Adjustments” below for more information.

The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the issue price, since the issue price includes, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

The Notes Will Not Be Listed on Any Securities Exchange, and Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets may, but is not obligated to, make a market in the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If, at any time, Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

Citigroup Global Markets, the calculation agent, is an affiliate of ours. As calculation agent, Citigroup Global Markets has determined the starting share price, will determine, among other things, the ending share price and the share return percentage and will calculate the amount of cash you will receive at maturity. Determinations made by Citigroup Global Markets in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of a market disruption event and the selection of successor shares in the event of a delisting or suspension of trading in the underlying shares or calculation of the ending share price in the event of a market disruption event, or termination and liquidation of the trust, may adversely affect your payment at maturity.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will carry out hedging activities related to the notes (and other instruments linked to the underlying shares or gold), including trading in the underlying shares and/or in instruments, such as options, swaps or futures related to the underlying shares or gold. Our affiliates also trade in the underlying shares, options, swaps and futures on gold and other financial instruments related to the underlying shares and gold on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have potentially increased the starting share price and, as a result, could increase the price at which the underlying shares must close on the valuation date before an investor receives a payment at maturity that exceeds the stated principal amount of the notes. Additionally, such hedging or trading activities during the term of the notes, including on the valuation date, could adversely affect the closing price of the underlying shares on the valuation date and, accordingly, the amount of cash an investor will receive at maturity.

The U.S. Federal Tax Consequences of an Investment in the Notes Are Unclear

There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the IRS.  Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the treatment of the notes as prepaid forward contracts.  If the IRS were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes might be affected materially and adversely.  As discussed below under “United Stated Federal Tax Considerations – Potential Application of the Constructive Ownership Rules,” even if the treatment of the notes as prepaid forward contracts is respected, the notes may be treated as “constructive ownership transactions.” In that case, all or a portion of any long-term capital gain U.S. Holders would otherwise recognize on a sale, exchange or settlement of the notes could be recharacterized as ordinary income, in which case an interest charge would apply with respect to the deemed tax liability that would have been incurred if such income had accrued at a constant rate over the period they held the notes. In addition, as described below under “United States Federal Tax Considerations,” in 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  Both U.S. and non-U.S. persons considering an investment in the notes should review carefully the section of this pricing supplement entitled “United States Federal Tax Considerations” and consult their tax advisers regarding the U.S. federal tax consequences of an investment in the notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus in connection with your investment in the Notes.  The description in this pricing supplement of the particular terms of the Notes supplements, and, to the extent inconsistent therewith, replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for May 12, 2011 on the SEC Web site):

▪	Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

General

The Buffer Notes Based on Shares of the SPDR® Gold Trust due February 21, 2014 (the “Notes”) are investments linked to the performance of shares of SPDR® Gold Trust (the “Trust”).  We refer to shares of the Trust as the “Underlying Shares.”  The Notes offer a potential return at maturity based on an enhanced upside participation in any increase in the Closing Price of the Underlying Shares from the Pricing Date to the Valuation Date, subject to the Maximum Payment at Maturity, while also providing protection against a decline of 10% or less in the Closing Price of the Underlying Shares from the Pricing Date to the Valuation Date and a limited buffer against a decline of more than 10% in the Closing Price of the Underlying Shares from the Pricing Date to the Valuation Date (in each case, as measured solely on those two dates).  See “—Payment at Maturity.”  At maturity, you could receive an amount that is as much as 90% less than the $1,000 stated principal amount per Note.

We will not make any periodic payments of interest on the Notes.  You should carefully consider whether an investment that does not provide for periodic interest payments is appropriate for you.

All payments on the Notes are subject to the credit risk of Citigroup Inc.  The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus supplement and prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $1,960,000 (1,960 Notes).  The Notes will mature on February 21, 2014 (the “Maturity Date”).  The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding.  The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.  The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Payment at Maturity

The Notes will mature on February 21, 2014.  At maturity you will receive for each Note you hold an amount in cash (the “Payment at Maturity”) described below that may be greater than, equal to or less than the $1,000 stated principal amount.  Your Payment at Maturity will not exceed the “Maximum Payment at Maturity” of $1,320 per Note (132% of the stated principal amount) and may be as low as $100 per Note.

The Payment at Maturity per Note will be determined as follows:

•	If the Ending Share Price is greater than the Starting Share Price:

$1,000 + ($1,000 × Share Return Percentage × Upside Participation Rate)

However, in no event will the Payment at Maturity exceed the Maximum Payment at Maturity of $1,320 per Note (132% of the stated principal amount).

•
If the Ending Share Price is less than or equal to the Starting Share Price but has decreased from the Starting Share Price by an amount less than or equal to the buffer amount of 10% (the “Buffer Amount”):

$1,000

•	If the Ending Share Price is less than the Starting Share Price and has decreased from the Starting Share Price by an amount greater than the Buffer Amount of 10%:

Thus, if the Closing Price of the Underlying Shares decreases by more than 10% from the Pricing Date to the Valuation Date, your Payment at Maturity will be less than the $1,000 stated principal amount per Note and could be as low as $100 per Note.

Certain Definitions

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

The “Calculation Agent” means Citigroup Global Markets, an affiliate of Citigroup Funding, or any successor appointed by Citigroup Funding.

The “Closing Price” of the Underlying Shares on any date of determination, including the Valuation Date, means, subject to the provisions set out under “—Delisting or Suspension of Trading in the Underlying Shares; Termination of the Trust; Alteration of Method of Calculation” below:

(a)
if the Underlying Shares are listed on a national securities exchange on that date of determination, the closing sale price or, if no closing sale price is reported, the last reported sale price on that date on the principal national securities exchange on which the Underlying Shares are listed or admitted to trading; or

(b)
if the Underlying Shares are not listed on a national securities exchange on that date of determination, or if the closing sale price or last reported sale price on such exchange is not obtainable (even if the Underlying Shares are listed or admitted to trading on such exchange), any last reported bid price for the security of the principal trading session on the over-the-counter market on that date as reported on the OTC Bulletin Board Service (the “OTC Bulletin Board”), the National Quotation Bureau or a similar organization.

If no closing sale price or last reported sale price or bid price is available on a date of determination pursuant to clauses (a) or (b) above or if a Market Disruption Event occurs or is continuing, the Closing Price of the Underlying Shares for that date, unless deferred by the Calculation Agent as described below, will be the arithmetic mean, as determined by the Calculation Agent, of the bid prices of the Underlying Shares obtained from as many dealers in such security (which may include Citigroup Global Markets or any of our other affiliates or subsidiaries), but not exceeding three such dealers, as will make such bid prices available to the Calculation Agent.  The term “OTC Bulletin Board” will include any successor to such service. See “—Delisting or Suspension of Trading in the Underlying Shares; Termination of the Trust; Alteration of Method of Calculation” and “—Anti-dilution Adjustments” below.  The determination of the Closing Price of the Underlying Shares by the Calculation Agent upon the occurrence of a Market Disruption Event may be deferred by the calculation agent for up to two consecutive Trading Days on which a Market Disruption Event occurs or is continuing, but not past the Trading Day immediately prior to the Maturity Date.

The “Ending Share Price” will be equal to the Closing Price of one Underlying Share on the Valuation Date.

A “Market Disruption Event” as determined by the Calculation Agent in its sole discretion, means the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (i) the Underlying Shares (or any other security or commodity for which a closing price must be determined) on any exchange or market, or (ii) any options contracts or futures contracts relating to the Underlying Shares (or other security or commodity) or any Successor Shares, or any options on such futures contracts, on any exchange or market if, in each case, in the determination of the Calculation Agent, any such suspension, limitation or unavailability is material.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or any exchange-traded fund, including the Underlying Shares, will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts on the Underlying Shares by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Underlying Shares and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts related to the Underlying Shares are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

The “Pricing Date” means February 15, 2012, the date on which the Notes priced for initial sale to the public.

The “Original Issue Date” means February 21, 2012.

The “Share Return Percentage” will equal the following fraction:

Ending Share Price – Starting Share Price
Starting Share Price

The “Starting Share Price” is equal to $168.09, the Closing Price of one Underlying Share on the Pricing Date.

A “Trading Day” means a day, as determined by the Calculation Agent, on which trading is generally conducted (or was scheduled to have been generally conducted, but for the occurrence of a Market Disruption Event) on the New York Stock Exchange, NYSE Alternext US, NYSE Arca, NASDAQ, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange, and in the over-the-counter market for equity securities in the United States.

The “Valuation Date” means February 18, 2014.  If the originally scheduled Valuation Date is not a Trading Day, the Valuation Date may be postponed by the Calculation Agent, but not past the Trading Day immediately prior to the Maturity Date.  In addition, if a Market Disruption Event occurs on the originally scheduled Valuation Date, the Calculation Agent may postpone the Valuation Date as described above in the definition of “Closing Price.”

The “Upside Participation Rate” means 200%.

What You Could Receive at Maturity—Hypothetical Payment at Maturity Graph

The payoff diagram below illustrates the Payment at Maturity on the Notes for a range of hypothetical percentage changes in the Closing Price of the Underlying Shares from the Pricing Date to the Valuation Date (as measured solely on those two dates).

We will not pay any interest on the notes.  You should carefully consider whether an investment that does not provide for periodic interest is appropriate for you.

The graph below is based on the following terms:

•	Stated Principal Amount:	$1,000 per Note

•	Upside Participation Rate:	200%

•	Buffer Amount:	10%

•	Maximum Payment at Maturity:	$1,320 per Note (132% of the stated principal amount)

•	Minimum Payment at Maturity:	$100 per Note

Hypothetical Payment at Maturity Graph

¾
If the Ending Share Price is greater than the Starting Share Price, investors will receive the $1,000 stated principal amount plus 200% of the appreciation of the Underlying Shares from the Pricing Date to the Valuation Date (as measured solely on those two dates), subject to the Maximum Payment at Maturity. In the hypothetical payment at maturity graph, an investor will realize the Maximum Payment at Maturity at an Ending Share Price of 116% of the Starting Share Price.

¾	If the Ending Share Price is between 0 and 10% less than the Starting Share Price, investors will receive the stated principal amount of $1,000 per Note.

¾
If the Ending Share Price is less than the Starting Share Price by more than the Buffer Amount of 10%, investors will receive an amount that is less than the stated principal amount by an amount that is proportionate to the percentage decrease of the Ending Share Price from the Starting Share Price in excess of the Buffer Amount of 10%. The minimum Payment at Maturity is $100 per Note.

¾
For example, if the Ending Share Price is 40% less than the Starting Share Price, investors will lose 30% of their principal and receive only $700 per Note, or 70% of the stated principal amount, at maturity.

Anti-dilution Adjustments

If the Underlying Shares, after the Pricing Date,

(a)
pay a share dividend or there is a distribution with respect to the Underlying Shares in the form of Underlying Shares (excluding any share dividend or distribution for which the number of Underlying Shares paid or distributed is based on a fixed cash equivalent value);

(b)	are subdivided or split into a greater number of Underlying Shares;

(c)	are combined into a smaller number of Underlying Shares; or

(d)	other shares are issued by reclassification of the Underlying Shares,

then, in each of these cases, the Starting Share Price will be divided by a dilution adjustment equal to a fraction, the numerator of which will be the number of Underlying Shares outstanding immediately after the event, plus, in the case of a reclassification referred to in (d) above, the number of other shares, and the denominator of which will be the number of Underlying Shares outstanding immediately before the event. In the event of a reclassification referred to in (d) above as a result of which no Underlying Shares are outstanding, the Starting Share Price will be determined by reference to the other shares issued in the reclassification.

Each dilution adjustment will be effected as follows:

(a)
in the case of any dividend, distribution or issuance, at the opening of business on the Business Day next following the record date for determination of holders of the Underlying Shares entitled to receive this dividend, distribution or issuance or, if the announcement of this dividend, distribution or issuance is after this record date, at the time this dividend, distribution or issuance was announced by the Trust; and

(b)	in the case of any subdivision, split, combination or reclassification, on the effective date of the transaction.

All dilution adjustments will be rounded upward or downward to the nearest 1/10,000th or, if there is not a nearest 1/10,000th, to the next lower 1/10,000th. No adjustment in the Starting Share Price will be required unless the adjustment would require an increase or decrease of at least one percent therein, provided that any adjustments which by reason of this sentence are not required to be made will be carried forward (on a percentage basis) and taken into account in any subsequent adjustment. If any announcement or declaration of a record date in respect of a dividend, distribution or issuance requiring an adjustment as described herein is subsequently canceled by the Trust, or this dividend, distribution or issuance fails to receive requisite approvals or fails to occur for any other reason, then, upon the cancellation, failure of approval or failure to occur, the Starting Share Price will be further adjusted to the Starting Share Price that would then have been in effect had adjustment for the event not been made.

Delisting or Suspension of Trading in the Underlying Shares; Termination of the Trust; Alteration of Method of Calculation

If the Underlying Shares are delisted from, or trading of the Underlying Shares is suspended on, their primary exchange or market and a major U.S. exchange or market lists or approves for trading successor or substitute securities that the Calculation Agent determines, in its sole discretion to be comparable to the Underlying Shares (any such securities, “Successor Shares”), the price of such Successor Shares will be substituted for all purposes, including but not limited to determining the Closing Price of the Underlying Shares. Upon any selection by the Calculation Agent of Successor Shares, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Underlying Shares are delisted from, or trading of the Underlying Shares is suspended on, their primary exchange or market and Successor Shares that the Calculation Agent determines to be comparable to the Underlying Shares are not listed or approved for trading on a major U.S. exchange or market, a successor or substitute security will be selected by the Calculation Agent, in its sole discretion, and the value of such successor or substitute security, as determined by the Calculation Agent in its sole discretion, will be substituted for all purposes, including but not limited to determining the Closing Price of the Underlying Shares. Upon any selection by the Calculation Agent of successor or substitute securities, the Calculation Agent will cause notice thereof to be furnished to the registered holders of the Notes.

If the Trust is liquidated or otherwise terminated (a “Liquidation Event”), the Closing Price of the Underlying Shares on any Trading Day following the Liquidation Event will be determined by the Calculation Agent and will be deemed to equal the product of (i) the price of an ounce of gold as set by the afternoon session of the twice daily fix of the price of an ounce of gold which starts at 3:00 PM London, England time and is performed by the five members of the London gold fix (the “London PM Fix”), on such Trading Day, multiplied by (ii) a fraction, the numerator of which is the Closing Price of the Underlying Shares and the denominator of which is the price of an ounce of gold as set by the London PM Fix, each determined as of the last day prior to the occurrence of the Liquidation Event on which a Closing Price was available.  If on the Valuation Date (i) the London PM Fix is not available or the Calculation Agent determines that a disruption or other event has occurred that materially affects either the London PM Fix or trading in options or futures contracts based on the London PM Fix on any exchange or market and (ii) in the determination of the Calculation Agent, any such unavailability, disruption or event is material, the Calculation Agent may postpone the Valuation Date to the next Business Day on which the London PM Fix is available and such disruption or event is not occurring, but not past the Business Day immediately prior to the Maturity Date.

If at any time the Trust is in any way modified so that the Closing Price of the Trust does not, in the opinion of the Calculation Agent, fairly represent the value of the Trust had the changes or modifications not been made (other than any event that results in an anti-dilution adjustment as described above), then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a value of a share comparable to the Underlying Shares as if the changes or modifications had not been made.

No Redemption

The Notes are not subject to redemption at the option of Citigroup Funding or any holder prior to maturity.

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the Payment at Maturity, calculated as though the Valuation Date were the date of such acceleration.  See “—Payment at Maturity” above.  If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the Notes will be capped at the Payment at Maturity calculated as though the Valuation Date were the date of the commencement of the proceeding.

In case of default in Payment at Maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the Maturity Date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 2.68% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC.  The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Global Markets.  All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes.  Because the Calculation Agent is an affiliate of Citigroup Funding and a subsidiary of Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to holders of the Notes.  Citigroup Global Markets is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

CUSIP

The CUSIP for the Notes is 1730T0VX4.  The ISIN for the Notes is US1730T0VX44.

DESCRIPTION OF THE SPDR® GOLD TRUST

General

The SPDR® Gold Trust, or the Trust, is an investment trust that holds gold bars.  World Gold Trust Services, LLC is the sponsor of the Trust (the “Sponsor”), BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the Trust (the “Trustee”), HSBC Bank USA, N.A. is the custodian of the Trust (the “Custodian”) and State Street Global Markets, LLC is the marketing agent of the Trust (the “Marketing Agent”).  Information provided to or filed with the Commission by SPDR® Gold Trust pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, can be located by reference to Commission file numbers 333-153150 and 001-32356, respectively, through the Commission’s Web site at http://www.sec.gov.  In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.  We make no representation or warranty as to the accuracy or completeness of such information.

The Trust seeks to reflect the performance of the price of gold bullion, less the expenses of the Trust’s operations.  The Trust holds gold bars and is expected from time to time to issue shares, which we refer to as the Underlying Shares, in exchange for deposits of gold and to distribute gold in connection with redemption of Underlying Shares.  The Sponsor believes that the Underlying Shares provide investors with indirect access to the gold bullion market.  The assets of the Trust consist of gold and, possibly from time to time, cash, each of which will only be (1) held by the Trust, (2) distributed to authorized participants in connection with the redemption of Underlying Shares or (3) sold or disbursed as needed to pay expenses.

The Underlying Shares represent units of fractional undivided beneficial interest in and ownership of the Trust and trade under the ticker symbol “GLD” on the NYSE Arca.  The Trust creates and redeems Underlying Shares only in one or more blocks of 100,000 Underlying Shares, each of which is called a basket.  Baskets may be created or redeemed only by authorized participants, who pay a transaction fee for each order to create or redeem.  The creation and redemption of baskets requires the delivery to the Trust or the distribution by the Trust of the amount of gold and any cash represented by the baskets being created or redeemed, the amount of which is based on the combined NAV of the number of Underlying Shares included in the baskets being created or redeemed.  The initial amount of gold required for deposit with the Trust to create Underlying Shares for the period from the formation of the Trust to the first day of trading of the Underlying Shares on the NYSE was 10,000 ounces per basket. The number of ounces of gold required to create a basket or to be delivered upon the redemption of a basket gradually decreases over time, due to the accrual of the Trust’s expenses and the sale of the Trust’s gold to pay the Trust’s expenses.  See “Risk Factors Relating to the Notes—The Closing Price of the Shares May Not Correlate With the Price of Gold or the Net Asset Value of the Underlying Shares.”

The NAV of the Trust is the aggregate value of the Trust’s assets less its estimated accrued but unpaid liabilities (which include accrued expenses). To determine the NAV, the Trustee values the gold held by the Trust based on the price of an ounce of gold as set by the London PM Fix.  The NAV of the Trust is determined by the Trustee on each day that NYSE Arca is open for regular trading, at the earlier of the London PM Fix for the day or 12:00 PM New York time.  If no London PM Fix is made on a particular evaluation day or if the London PM Fix has not been announced by 12:00 PM New York time on a particular evaluation day, the next most recent London gold price fix (AM or PM) is used in the determination of the NAV of the Trust, unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such determination. The Trustee also determines the NAV per Underlying Share, which equals the NAV of the Trust, divided by the number of outstanding Underlying Shares.

The “SPDR” trademark is used under license from Standard & Poor’s Financial Services, LLC (“S&P”) and the Trust is permitted to use the “SPDR” trademark pursuant to a sublicense from the Marketing Agent. The Notes are not sponsored, endorsed, sold or promoted by S&P, the Sponsor, the Trustee, the Custodian or the Marketing Agent.  Each of S&P, the Sponsor, the Trustee, the Custodian and the Marketing Agent  makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes or securities generally. Each of S&P, the Sponsor, the Trustee, the Custodian and the Marketing Agent has no obligation or liability in connection with the administration, marketing or trading of the Notes.

Termination of the Trust

The Sponsor may, and it is anticipated that the Sponsor will, direct the Trustee to terminate and liquidate the Trust at any time after the first anniversary of the Trust’s formation when the NAV of the Trust is less than $350 million (as adjusted for inflation). The Sponsor may also direct the Trustee to terminate the Trust if the Commodity Futures Trading Commission, or the CFTC, determines that the Trust is a commodity pool under the Commodity Exchange Act of 1936, as amended, or the

CEA. The Trustee may also terminate the Trust upon the agreement of shareholders owning at least two-thirds of the outstanding Underlying Shares.

The Trustee will terminate and liquidate the Trust if any of the following events occur:

¾	DTC, the securities depository for the Underlying Shares, is unwilling or unable to perform its functions under the Trust indenture and no suitable replacement is available;

¾
The  Underlying Shares are de-listed from the NYSE Arca and are not listed for trading on another U.S. national securities exchange or through the NASDAQ Stock Market within five business days from the date the Shares are de-listed;

¾	The NAV of the Trust remains less than $50 million for a period of 50 consecutive Business Days;

¾	The Sponsor resigns or is unable to perform its duties or becomes bankrupt or insolvent and the Trustee has not appointed a successor and has not itself agreed to act as Sponsor;

¾	The Trustee resigns or is removed and no successor trustee is appointed within 60 days;

¾	The Custodian resigns and no successor custodian is appointed within 60 days;

¾	The sale of all of the Trust’s assets;

¾	The Trust fails to qualify for treatment, or ceases to be treated, for U.S. federal income tax purposes, as a grantor trust; or

¾	The maximum period for which the Trust is allowed to exist under New York law ends.

Upon the termination of the Trust, the Trustee will, within a reasonable time after the termination of the Trust, sell the Trust’s gold bars and, after paying or making provision for the Trust’s liabilities, distribute the proceeds to the shareholders.

Gold

The price of gold has fluctuated widely over the past several years.  The price of gold is significantly affected by the global demand for and supply of gold, which is influenced by factors such as forward selling by gold producers, purchases made by gold producers to unwind gold hedge positions, central bank purchases and sales, and production and cost levels in major gold-producing countries such as South Africa, the United States and Australia.  The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is usually quoted), interest rates, gold borrowing and lending rates, investment and trading activities of hedge funds and commodity funds and global or regional economic, financial, political, regulatory, judicial or other events.

In particular, you should understand that the price of gold may be inversely correlated with the strength or weakness of the U.S. dollar relative to other currencies.  If the U.S. dollar generally strengthens relative to other currencies and all other conditions remain constant, the price of gold would be expected to decline.  However, you should also understand that many factors other than the value of the U.S. dollar affect the price of gold and that, at numerous times in the past, the price of gold and the value of the U.S. dollar have declined at the same time.  Accordingly, gold may not be an effective hedge against depreciation of the U.S. dollar.

Disclaimer

This pricing supplement relates only to the Notes offered hereby and does not relate to the Underlying Shares or gold.  We have derived all disclosures contained in this pricing supplement regarding the Trust and the Underlying Shares from the publicly available documents described above.  Such information reflects the policies of, and is subject to change by, the Trust and the Sponsor.  In connection with the offering of the Notes, neither we nor the Underwriter has participated in the preparation of such documents or made any due diligence inquiry with respect to the Trust or the Underlying Shares.  Neither we nor the Underwriter makes any representation that such publicly available documents or any other publicly available information regarding the Trust or the Underlying Shares is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of the Underlying Shares (and therefore the price of the Underlying Shares at the time we price the Notes) have been publicly disclosed.  Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Trust or the Underlying Shares could affect the value received at maturity with respect to the Notes and therefore the trading prices of the Notes.

Neither we nor any of our affiliates makes any representation to you as to the performance of the Underlying Shares.

We and/or our affiliates may presently or from time to time engage in business with the Trust.  In the course of such business, we and/or our affiliates may acquire non-public information with respect to the Trust and neither we nor any of our affiliates undertakes to disclose any such information to you.  In addition, one or more of our affiliates may publish research reports with respect to the Underlying Shares.  The statements in the preceding two sentences are not intended to affect the rights of investors in the Notes under the securities laws.  As a prospective purchaser of the Notes, you should undertake an independent investigation of the Trust and the Underlying Shares as in your judgment is appropriate to make an informed decision with respect to an investment in the Notes.

HISTORICAL DATA ON THE UNDERLYING SHARES

The following table sets forth, for each of the quarterly periods indicated, the high, low and end-of-period Closing Prices of the Underlying Shares from January 3, 2007 through February 15, 2012. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The historical data on the Underlying Shares is not indicative of the future performance of the Underlying Shares or what the market value of the Notes may be. Any historical upward or downward trend in the price of the Underlying Shares during any period set forth below is not an indication that the Closing Price of the Underlying Shares is more or less likely to increase or decrease at any time during the term of the Notes, and no assurance can be given as to the Closing Price of the Underlying Shares on the Valuation Date.

	High ($)	Low ($)	Period End ($)
2007
Quarter
First	68.15	60.14	65.77
Second	68.58	63.60	64.28
Third	73.47	64.38	73.47
Fourth	83.00	71.90	82.46
2008
Quarter
First	99.22	84.77	90.38
Second	93.26	83.97	91.40
Third	96.22	73.13	85.07
Fourth	89.90	70.00	86.55
2009
Quarter
First	97.81	79.79	90.28
Second	96.36	85.22	91.18
Third	99.91	89.27	98.85
Fourth	119.18	97.89	107.31
2010
Quarter
First	112.85	104.04	108.95
Second	122.83	110.26	121.68
Third	127.95	113.51	127.91
Fourth	139.17	128.46	138.72
2011
Quarter
First	140.34	127.94	139.82
Second	152.36	139.20	145.98
Third	184.59	144.94	158.08
Fourth	174.98	150.34	151.99
2012
Quarter
First (through February 15, 2012)	171.05	155.92	168.09

On February 15, 2012, the Closing Price of the Underlying Shares was $168.09.

The following graph illustrates the historical performance of the Underlying Shares based on the Closing Price thereof on each day such prices were available from January 3, 2007 through February 15, 2012. Past movements of the Closing Price of the Underlying Shares are not indicative of future Closing Price of the Underlying Shares.

UNITED STATES FEDERAL TAX CONSIDERATIONS

Prospective investors should note that the discussion under the section called “Certain United States Federal Income Tax Considerations” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  It applies only to an initial investor who holds the Notes as capital assets within the meaning of Section 1221 of the Code.  This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;
•	dealers or traders subject to a mark-to-market method of tax accounting with respect to the Notes;
•	investors holding the Notes as part of a “straddle,” conversion transaction or constructive sale transaction;
•	U.S. Holders (defined below) whose functional currency is not the U.S. dollar;
•	entities classified as partnerships for U.S. federal income tax purposes;
•	regulated investment companies;
•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”; and
•	persons subject to the alternative minimum tax.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Notes, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership.  Partnerships holding the Notes and partners in such partnerships should consult their tax advisers as to the particular U.S. federal tax consequences of holding and disposing of the Notes.

As the law applicable to the U.S. federal taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein, possibly with retroactive effect.

Tax Treatment of the Notes

Each holder, by purchasing the Notes, agrees to treat them as prepaid forward contracts for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the U.S. federal tax treatment of the Notes or similar instruments, significant aspects of the treatment of an investment in the Notes are uncertain.  We do not plan to request a ruling from the IRS, and the IRS or a court might not agree with the treatment described below.  Accordingly, potential investors should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the Notes as prepaid forward contracts.

Tax Consequences to U.S. Holders

This section applies only to U.S. Holders.  As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;
•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Settlement of the Notes.  Upon a sale or exchange of the Notes, or upon settlement of the Notes at maturity, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged or settled.  A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.  Subject to the discussion below about the possible application of Section 1260, any gain or loss should be capital gain or loss and should be long-term capital gain or loss if at the time of the sale, exchange or settlement the U.S. Holder has held the Notes for more than one year.  The deductibility of capital losses is subject to certain limitations.

Potential Application of the Constructive Ownership Rules. Because the Notes are linked to shares of a trust, although the matter is not clear, an investment in the Notes may be treated as a “constructive ownership transaction” within the meaning of Section 1260 of the Code. In that case, all or a portion of any long-term capital gain a U.S. Holder would otherwise recognize on a sale, exchange or settlement of the Notes would be recharacterized as ordinary income to the extent such gain exceeded the “net underlying long-term capital gain” (which, although the matter is unclear, may equal the amount of long-term capital gain the U.S. Holder would have realized if on the issue date the U.S. Holder had invested the amount paid to acquire the Notes in shares of the Trust and sold those shares for their fair market value at the time the U.S. Holder’s Notes are sold, exchanged or settled).  Any long-term capital gain recharacterized as ordinary income under Section 1260 would be treated as accruing at a constant rate over the period the U.S. Holder held the Notes, and the U.S. Holder would be subject to an interest charge in respect of the deemed tax liability on the income treated as accruing in prior tax years. Additionally, to the extent that such long-term capital gain does not exceed the “net underlying long-term capital gain,” Section 1260 provides that the applicable capital gain rate shall be determined on the basis of the rate that would have been applicable to the “net underlying long-term capital gain.”  Under current law, long-term capital gain recognized on a sale of the shares of the Trust is expected to be taxed at the maximum 28% rate applicable to collectibles.  U.S. Holders should consult their tax advisers regarding the potential application of the “constructive ownership” rules to the Notes.

Possible Alternative Tax Treatments of an Investment in the Notes

Alternative U.S. federal income tax treatments of the Notes are possible that, if applied, could materially and adversely affect the timing and/or character of income, gain or loss with respect to the Notes.  It is possible, for example, that the Notes could be treated as debt instruments issued by us.  Under this treatment, the Notes would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments.  In that event, regardless of the U.S. Holder’s accounting method, in each year that the U.S. Holder held the Notes, the U.S. Holder would be required to accrue income based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the Notes, even though we will not be required to make any payment with respect to the Notes prior to maturity.  In addition, any gain on the sale, exchange or settlement of the Notes would be treated as ordinary income.

Other possible U.S. federal income tax treatments of the Notes could also affect the timing and character of income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime described above.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.  U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Tax Consequences to Non-U.S. Holders

This section applies only to Non-U.S. Holders.  As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes or certain former citizens or residents of the United States.  Such holders should consult their tax advisers regarding the U.S. federal tax consequences of an investment in the Notes.

Sale, Exchange or Settlement of the Notes.  A Non-U.S. Holder of the Notes generally should not be subject to U.S. federal withholding or income tax in respect of amounts paid to the Non-U.S. Holder.

If the Non-U.S. Holder is engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with the Non-U.S. Holder’s conduct of that trade or business, the Non-U.S. Holder generally will be subject to regular U.S. federal income tax with respect to that income or gain in the same manner as if the Non-U.S. Holder were a U.S. Holder, unless an applicable income tax treaty provides otherwise.  Non-U.S. Holders to which this paragraph may apply should consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including, if the Non-U.S. Holder is a corporation, the possible imposition of a 30% branch profits tax.

Tax Consequences Under Possible Alternative Treatments.  If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note generally would not be subject to U.S. federal withholding or income tax, provided that: (i) income or gain in respect of the Note is not effectively connected with the conduct of a trade or business by the Non-U.S. Holder in the United States, and (ii) the Non-U.S. Holder (or a financial institution holding the Notes on behalf of the Non-U.S. Holder) furnishes to the applicable withholding agent an appropriate IRS Form W-8 certifying under penalties of perjury that the beneficial owner is not a U.S. person.

Other U.S. federal income tax treatments of the Notes are also possible.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While the notice requests comments on appropriate transition rules and effective dates, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might materially and adversely affect the withholding tax consequences of an investment in the Notes, possibly with retroactive effect.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Information Reporting and Backup Withholding

The proceeds received from a sale, exchange or settlement of the Notes may be subject to information reporting and, if the holder fails to provide certain identifying information (such as an accurate taxpayer identification number in the case of a U.S. Holder) or meet certain other conditions, may also be subject to backup withholding at the rate specified in the Code.  A Non-U.S. Holder (or financial institution holding the Notes on behalf of the Non-U.S. Holder) that provides the applicable withholding agent with the appropriate IRS Form W-8 will generally establish an exemption from backup withholding. Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against the holder’s U.S. federal income tax liability, provided the relevant information is timely furnished to the IRS.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated August 26, 2011 among Citigroup Funding Inc., Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $1,960,000 aggregate principal amount of Notes (1,960 Notes) for $987.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price of $1,000 per Note and some of the Notes to certain dealers, including broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $12.50 per Note. These dealers may reallow, a concession of $12.50 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of $12.50 for each Note they sell.  If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.  The minimum investment amount for any investor is $50,000.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding has entered into one or more swaps or other derivatives transactions with one or more of its affiliates.  You should refer to the section “Risk Factors Relating to the Notes—The Inclusion of Underwriting Fees and Projected Profit From Hedging in the Issue Price Is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding.  Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)
it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)
if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement.  Please also refer to the section “ERISA Matters” in the accompanying prospectus.

VALIDITY OF THE NOTES

In the opinion of Douglas C. Turnbull, Associate General Counsel - Capital Markets and Corporate Reporting of Citigroup Inc. (the “Guarantor”) and counsel to Citigroup Funding Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Funding Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes and related guarantee will be legal, valid and binding obligations of Citigroup Funding Inc. and the Guarantor, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting creditors’ rights generally from time to time in effect and subject to general principles of equity, regardless of whether such is considered in a proceeding in equity or at law.

This opinion is given as of the date of this pricing supplement and is limited to matters governed by the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware (including the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting the General Corporation Law of the State of Delaware and such applicable provisions of the Delaware Constitution).  In addition, this opinion is subject to customary assumptions as to legal capacity, genuineness of signatures and authenticity of  documents as stated in the opinion dated May 11, 2011, which has been filed as exhibit number 5(a) to Citigroup Funding Inc.’s Registration Statement on Form S-3 (No. 333-172554).

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

____________________

TABLE OF CONTENTS

Citigroup Funding Inc.

Medium-Term Notes, Series D

Buffer Notes Based on Shares of the SPDR®
Gold Trust due February 21, 2014
($1,000 Stated Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.
Fully and Unconditionally Guaranteed
by Citigroup Inc.

Pricing Supplement
February 15, 2012
(Including Prospectus Supplement
Dated May 12, 2011 and Prospectus
Dated May 12, 2011)

Page
Pricing Supplement
Key Terms	PS-2
Summary Information – Q&A	PS-3
Risk Factors Relating to the Notes	PS-7
Description of the Notes	PS-12
Description of the SPDR® Gold Trust	PS-18
Historical Data on the Underlying Shares	PS-21
United States Federal Tax Considerations	PS-22
Plan of Distribution; Conflicts of Interest	PS-25
ERISA Matters	PS-26
Validity of the Notes	PS-26
Prospectus Supplement
Risk Factors	S-3
Important Currency Information	S-7
Description of the Notes	S-8
Certain United States Federal Income Tax Considerations	S-34
Plan of Distribution; Conflicts of Interest	S-41
Validity of the Notes	S-42
ERISA Matters	S-42
Prospectus
Prospectus Summary	1
Forward-Looking Statements	8
Citigroup Inc.	8
Citigroup Funding Inc.	8
Use of Proceeds and Hedging	9
European Monetary Union	10
Description of Debt Securities	10
Description of Index Warrants	21
Description of Debt Security and Index Warrant Units	24
Plan of Distribution; Conflicts of Interest	25
ERISA Matters	28
Legal Matters	28
Experts	28